Exhibit (h)(7)

AMENDED AND RESTATED

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

AGREEMENT, effective as of February 2, 2007, by and among Legg Mason Partners Investment Funds, Inc. (the “Corporation”), a Maryland corporation, on behalf of its Legg Mason Partners Government Securities Fund series and its successors and Legg Mason Partners Fund Advisor, LLC, a Delaware limited liability company (“LMPFA”).

1. LMPFA hereby agrees to waive any and all fees it and its affiliated persons are entitled to receive from the Fund for advisory and all other services and/or reimburse ordinary operating expenses in an amount that would limit the total ordinary operating expenses (other than extraordinary expenses) of the Fund or Class as provided in Exhibit A (“Expenses After Waiver/Reimbursement”) of the Fund’s average daily net assets until the dates set forth in Exhibit A. For the purposes of this Agreement, ordinary operating expenses for the Fund generally include costs not specifically borne by LMPFA or any distributor of a Fund, including management fees, fees for necessary professional services, expenses under a transfer agency agreement, expenses under a custodial agreement, organizational expenses, Fund board expenses, expenses of a Fund pursuant to any shareholder service or distribution plan, amortization of organizational expenses and costs associated with regulatory compliance and maintaining legal existence and shareholder relations, but excluding: (a) any expenses or charges related to litigation, derivative actions, demand related to litigation, regulatory or other government investigations and proceedings, “for cause” regulatory inspections and indemnification or advancement of related expenses or costs, to the extent any such expenses are considered extraordinary expenses for the purposes of fee disclosure in Form N-1A as the same may be amended from time to time; (b) transaction costs (such as brokerage commissions and dealer and underwriter spreads) and taxes; and (c) other extraordinary expenses as determined for the purposes of fee disclosure in Form N-1A, as the same may be amended from time to time. Without limiting the foregoing, extraordinary expenses are generally those that are unusual or expected to recur only infrequently, and may include such expenses, by way of illustration, as (i) expenses of the reorganization, restructuring, redomiciling or merger of the Fund or class or the acquisition of all or substantially all of the assets of another fund or class; (ii) expenses of holding, and soliciting proxies for, a meeting of shareholders of the Fund or class (except to the extent relating to routine items such as the election of board members or the approval of the independent registered public accounting firm); and (iii) expenses of converting to a new custodian, transfer agent or other service provider, in each case to the extent any such expenses are considered extraordinary expenses for the purposes of fee disclosure in Form N-1A as the same may be amended from time to time.

2. This Agreement may not be assigned by the Corporation and its successors or LMPFA without the consent of the other party. This Agreement shall be binding upon any successor to LMPFA.

3. This Agreement may not be amended or terminated except by a writing signed by the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

LEGG MASON PARTNERS FUND ADVISOR, LLC

By:
Name:	Robert B. Shepler
Title:	Senior Vice President

LEGG MASON PARTNERS INVESTMENT FUNDS, INC.

By:
Name:	R. Jay Gerken
Title:	Chairman, President and Chief Executive Officer

Exhibit A

Fund	Class	Expenses After Waiver/Reimbursement	Term of Expense Cap
Legg Mason Partners Government Securities Fund	A	0.81%	Until May 1, 2009
	B	1.35%	Until May 1, 2009
	C	1.38%	Until May 1, 2008
	C	1.52%	From May 1, 2008 to May 1, 2009
	I (formerly Class Y)	0.48%	Until May 1, 2009
	1	0.73%	Until May 1, 2009